

Yayoi Kusama (b. 1929)

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Paul Allen's "Infinity Nets (T.W.A)" just sold for $4.1 million, setting a new auction record for a post-2000, white infinity net. Although smaller, we secured this post-2000, white infinity net directly from its previous owner, avoiding intermediary fees.

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Initial Offering Price

$2,775,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



$3.0m
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Price Appreciation of Similar Works

19.3%

Sharpe Ratio	watch video
Yayoi Kusama	▲1.37
All Art	0.53
S&P 500	0.45

SOLD OUT

WHY WE LIKE THIS PAINTING

- Japanese artist Yayoi Kusama's successful career spans over 6 decades, and she is currently among the top 3 most expensive living women artists.
- Per Artprice, Kusama is considered to be the most successful female artists ever in terms of annual auction turnover, ranking among the top ten artists at auction by turnover in 2021 with $178 million in total sales, including buyers premium.
- Our acquisitions team has been offered over 380 examples of work by Yayoi Kusama from around the world, some of which are priced in excess of $5 million.
- The Painting is a large format example from Yayoi Kusama's highly recognizable "Infinity Nets" series.
- Later examples from the series have appreciated significantly at auction, including: *Infinity Nets (QPOW)* (2006), a white net smaller than the Painting, which sold for $1,203,825 in October 2022 after having previously sold for $735,000 in September 2019, representing an annual appreciation rate of 17.7% over that time period.
- As of November 8, 2022, white "Infinity Nets" executed since the year 2000 which measure between 40 by 40 inches and 65 by 65 inches have recently achieved prices in excess of $2.5 million at auction, including: *Infinity-Nets (QOTP)* (2010), which, though larger, was executed the same year as the Painting, and sold for $3,819,907 in October 2022, *Infinity-Nets (KYKEY)* (2017), which sold for $3,036,088 in March 2022, and *Infinity nets (T Owe)* (2006), which sold for $2,659,410 in May 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$178,196,157

2021 Number of Lots Sold
778

YAYOI KUSAMA

b. 1929, JAPAN



Acrylic on canvas | 51 × 51 in. (130 × 130 cm.)

Yayoi Kusama is a global cultural icon, admired for her installations and longtime exploration of minimalist abstractions, which began in the late 1950s.

$2,775,000

INITIAL OFFERING

19.3%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a quintessential, medium-scale example from Yayoi Kusama's iconic "Infinity Nets" series. Kusama began to paint repetitive and meditative white nets soon after she moved to New York in 1958. Their compositions have no central focus point, and instead consist of intricate, looping brushstrokes that represent the concept of infinity. Though net paintings from the 1950s and 1960s garner some of the artist's highest auction prices, there is also significant demand for later examples from the series, and many have appreciated significantly since the 2000s. For example, *Infinity Nets (QPOW)* (2006), a white net smaller than the Painting, sold for HKD 9,450,000 ($1,203,825) at Sotheby's, Hong Kong, on October 7, 2022, which represents an annual appreciation rate of 17.7% from its prior sale in September 2019, when it sold for $735,000 at Christie's, New York. As of November 8, 2022, white "Infinity Nets" executed since the year 2000 which measure between 40 by 40 inches and 65 by 65 inches have recently achieved prices in excess of $2.5 million at auction, including: *Infinity-Nets (QOTP)* (2010), which, though larger, was executed the same year as the Painting, and sold for £3,423,000 ($3,819,907) at Sotheby's, London, on October 14, 2022, *Infinity-Nets (KYKEY)* (2017), which sold for £2,273,500 ($3,036,088) at Sotheby's, London on March 2, 2022, and *Infinity nets (T Owe)* (2006), which sold for HKD 20,650,000 ($2,659,410) at Christie's, Hong Kong, on May 24, 2021. The Painting's palette, format, and execution make it a commercial and desirable work by Yayoi Kusama.

The artist's works are included in numerous public collections, such as the Museum of Modern Art in New York, the Broad Museum in Los Angeles, the Hirshhorn Museum and Sculpture Garden in Washington, D.C., the Tate Modern in London, as well as the artist's eponymous museum in Tokyo, among many more. Recent retrospectives of Kusama's work have been mounted by several global institutions, including a 2017 to 2019 traveling exhibition titled "Yayoi Kusama: Infinity Mirrors," which started at the Hirshhorn Museum in Washington D.C. The Hirshhorn organized a second, follow-up exhibition titled "One with Eternity: Yayoi Kusama in the Hirshhorn Collection," which opened in April 2022, and will run through the end of November 2022. A retrospective of over 200 works organized by the Tel Aviv Museum of Art, which was Kusama's first major show in Israel, ran from November 2021 through April 2022. The artist's body of work is premised on repetition, and her recognizable motifs include the "Infinity Nets," "Pumpkins," and immersive installations, such as the "Infinity Mirror Rooms," which patrons have been known to wait hours to experience. Kusama has also collaborated with several luxury brands, including Louis Vuitton and Veuve Clicquot, which have further contributed to her broader recognition and success.

AS OF NOVEMBER 8, 2022, KUSAMA'S TOP AUCTION RECORDS ARE LED BY *UNTITLED (NETS)* (1959), WHICH SOLD ON MAY 18, 2022 FOR $10,496,000 AT PHILLIPS, NEW YORK, *PUMPKIN (LPASG)* (2013), WHICH SOLD ON DECEMBER 1, 2021 AT CHRISTIE'S, HONG KONG FOR HKD 62,540,000 ($8,026,633), AND *INTERMINABLE NET #4* (1959), WHICH SOLD ON APRIL 1, 2019 FOR HKD 62,433,000 ($7,953,215) AT SOTHEBY'S, HONG KONG.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$4M
$3M
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$1M
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Yayoi Kusama (b. 1929, Japan) is one of the most prolific artists living today. Since the 1950s, Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations. After she arrived in New York in 1957, the artist began to focus on abstraction, and soon, her "Infinity Nets" series developed and garnered recognition. Kusama also exhibited frequently alongside Minimalist and Pop artists, including Donald Judd, Andy Warhol, and Dan Flavin. Notably, the artist was included in the "1961 Whitney Annual" at the Whitney Museum of American Art in New York. Though Kusama exhibited her "Narcissus Garden" (1966) alongside the 33rd Venice Biennale in 1966, it was not until 1993, that she officially returned to represent Japan at the 45th edition of the show. As of November 8, 2022, Kusama continues her studio practice and is represented by several major galleries, including David Zwirner Gallery and Victoria Miro Gallery





YAYOI KUSAMA



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart shows the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Yayoi Kusama with the following criteria: white "Infinity Nets" executed 2000 to present that measure 40 inches by 40 inches to 65 inches by 65 inches. Where the buyer's premium was unavailable due to incomplete data, the respective auction house's buyer's premium rates for 2022 were applied. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 20.8% CAGR implied from selected sales occurring from April 5, 2008 to March 2, 2022.

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